Exhibit 99.1

ASX Market Announcement

Genetic Technologies appoints Simon Morriss as CEO

Melbourne, Australia, 4 January 2021: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), announces the appointment of Simon Morriss to the role of Chief Executive Officer, commencing on 1 February 2021.

Simon brings over 20 years’ experience within the Pharmaceutical, Healthcare and FMCG industries having held senior executive positions at Sanofi and Blackmores. He brings a wealth of experience in managing teams and successfully executing across sales, marketing and brand building. Additionally, he has been critical in leading commercialisation across these industries and understands the unique pressures and opportunities. Simon has led companies through strategic adaptation to execution and will be driving Genetic Technologies commercialisation strategy and continue to drive innovation across the business.

Additionally, the Board is pleased to announce that George Muchnicki, who has been Acting CEO since September 2019, will be stepping into the role of Chief Medical Officer and Executive Director. George was critical in advancing both the direction of the Company and the scope of the products in development. In his role as Chief Medical Officer, George will continue to leverage his exceptional background and experience to continue to advance the product development and establish the medical framework for GTGs platform offering.

Commenting on the appointments, Chairman, Peter Rubinstein said, “We are pleased to appoint Simon Morriss to the role of CEO. His extensive experience in commercialising products within the Pharmaceutical and Healthcare industry will be critical for Genetic Technologies as we move from a predominantly research-based business to expanding our commercialisation efforts.”

“We are also pleased to retain the skills and expertise of George in the role of Chief Medical Officer, this will enable a smooth transition as Simon steps into the role of CEO but also critically retains the talent, knowledge and passion to continue to advance our product development and intellectual property. George has been instrumental in establishing our expanded platform of products and will be critical in continuing to advance the business and petition governments and health care systems on the role genomics should play in preventative health.”

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

In relation to his appointment as CEO of Genetic Technologies, Mr Morriss said: “I am delighted to be given the opportunity to join Genetic Technologies in the role of CEO. I recognise the exceptional work the management team have done over the last few years and am excited to be joining the Company at such a critical juncture. The growth prospects that exist for Genetic Technologies are substantial given the strong pipeline of products and a large market opportunity. I look forward to working with the management and board to execute on the strategy and continue to expand GTGs position in preventative health and genomics.”

Simon is a member of the Australian Institute of Company Directors and an Approved Advisor at the Advisory Board Centre.

A summary of Mr Morriss’ key employment terms are outlined in the attached Appendix 1.

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Approved by the Board of Directors Genetic Technologies Limited.

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 1: Mr Simon Morriss – Key Terms and Conditions of Employment

The material terms of Mr Morriss Employment Agreement are as follows:

Commencement Date:	1 February 2021

Total Employment package	Fixed Salary of $350,000 inclusive of base salary and compulsory superannuation contributions to be reviewed annually in June.

Short Term Incentive:	Mr Morris is eligible to receive up to 30% of the Total Employment Package (inclusive of superannuation) if specific company and personal performance hurdles are met. Performance hurdles for the period from the Commencement Date to 30 June 2021 (FY21) are to be agreed within the first 30 days of employment. Performance hurdles for the financial year ended 30 June 2022 (FY22) are to be agreed by 31st May 2021.

Long Term Incentive:

Mr Morriss is eligible to receive sixty million Performance Rights on commencement for nil consideration subject to specific hurdles being: GTG’s share price as quoted on the ASX reaching $0.016 (or the equivalent in the case of a stock split or stock consolidation) or greater for more than 15 consecutive ASX trading days; and subject to Mr Morriss remaining engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The Performance Rights are subject to Board resolution and expire three years from the date they are awarded.

Notice Period:	Genetic Technologies or Mr Morriss may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.

Restraints:	Mr Morriss shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr Morriss is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.

Other terms:	Mr Morriss CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000